April 20, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-05-10

QUATERRA COMPLETES IN-FILL DRILLING PROGRAM AT NIEVES

Results confirm continuity of high-grade and bulk mineable mineralization

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced that results from the last 16 core holes of an in-fill drilling program further confirm the continuity of both high-grade and bulk mineable mineralization at the La Quinta deposit on its Nieves silver property in Zacatecas, Mexico. The results are very similar to the first 13 holes announced on February 17, 2010.

All 29 holes of the in-fill program were drilled within the La Quinta stockwork veinlet deposit, a series of veins and veinlets located along the Concordia-Gregorio Vein. The purpose of the 6,118.7-meter drill program was to in-fill the core area of the known deposit for 200 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between existing holes drilled on 50-meter centers. The La Quinta stockwork deposit remains open along strike and at depth.

“Every hole we have drilled in the La Quinta stockwork zone so far has been mineralized,” says Quaterra President and CEO Thomas Patton. “The extensive and consistent silver values have given us the confidence to expedite metallurgical testing and to explore the possibility of open pit mining.”

Highlights of today’s results

•
QTA-97: 48.95 meters averaging 135 g/t silver (3.9 oz/ton) starting at a down hole depth of 72 meters, including 7.28 meters averaging 519 g/t silver (15.2 oz/ton). This hole is on the western edge of the in-fill area.

•	QTA-100: 62.2 meters averaging 101 g/t silver (2.9 oz/ton) starting at a down hole depth of 70 meters, including 14.8 meters averaging 226 g/t silver (6.6 oz/ton).

•
QTA-108: 48.1 meters averaging 92 g/t silver (2.7 oz/ton) starting at a down hole depth of 84 meters, including 17.25 meters averaging 199 g/t silver (5.8 oz/ton). This hole is on the eastern edge of the in-fill area.

Discussion

Holes QTA-96 through QTA-108 all intersected relatively shallow zones of continuous silver mineralization ranging between 30 and 70 meters in thickness and between one and three ounces in grade. Eight of these holes contain narrower intervals of higher grade silver mineralization ranging between 15 and 38 meters in thickness and 3.2 to 9.5 ounces in grade.

Two holes (QTA-109 and QTA-110) were drilled to test for shallow mineralization in the La Quinta and Arroyo Gregorio zones respectively. Hole QTA-111, drilled almost 200 meters east of the nearest in-fill hole, did not intersect an eastward extension of the stockwork zone. The location of the eastern extension of the La Quinta zone beyond the area of current drilling is unknown. Possibilities include a pinch out, or narrowing of the zone or a chance that it has been offset to the north into the San Gregorio area by faulting. The IP survey discussed below may be useful in resolving this question.

La Quinta stockwork mineralization has now been traced by drilling for almost 1,000 meters along strike and has been tested by close-spaced drilling for over 200 meters of this distance. The shallow and uniform nature of mineralization makes it attractive for possible open pit mining. Recommendations forthcoming from the programs outlined below will be used to guide additional work.

Future Plans

During the next two months, the following activities will be completed:
•	Induced Polarization (IP) Survey. Work will begin within two weeks to delineate the extent of the stockwork zone to the east and west.
•	Preliminary metallurgical tests. Work will include flotation testing, ore hardness and bulk mineralogical analysis.
•	Resource estimate. An updated NI43-101 report incorporating the new drill hole data will be completed by Caracle Creek International Consulting Inc.

Exploration maps illustrating all of these features are posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. All holes were drilled at an azimuth/inclination of 340 degrees/-60 degrees except QTA-109 (160/-50) and QTA-110 (120/-60). The approximate location of each drill hole at the mid-point of its intersection with the stockwork veinlet zone is shown in the long section. True thicknesses are about 80% of intercept widths reported, except for holes 109 and 110 where true thicknesses are approximately 65% of intercept widths.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico, and Vancouver, B.C., respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

Dr. Thomas Patton is the qualified person responsible for the preparation of this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

APRIL 20, 2010 - NIEVES DRILLING RESULTS - HOLE QTA96 - HOLE QTA111
Hole		From	To	Interval(m)	Au g/tonne	Ag g/tonne	Ag oz/ton	Pb (%)	Zn (%)
QTA96		62.00	120.48	58.48	0.06	42	1.2	0.07	0.08
	including	80.00	94.60	14.60	0.07	81	2.4	0.16	0.19

QTA97		48.00	96.95	48.95	0.08	135	3.9	0.11	0.15
	including	63.50	88.95	25.45	0.13	240	7.0	0.21	0.26
	including	66.40	82.35	15.95	0.18	327	9.5	0.27	0.35
	including	68.17	75.45	7.28	0.26	519	15.2	0.35	0.52

QTA98		41.00	73.35	32.35	0.07	23	0.7	0.01	0.02

QTA99		50.65	106.00	55.35	0.08	62	1.8	0.05	0.08
		56.00	58.00	2.00	0.10	387	11.3	0.13	0.05

QTA100		70.00	132.20	62.20	0.06	101	2.9	0.10	0.11
	including	82.00	108.00	26.00	0.07	179	5.2	0.15	0.18
	including	93.20	108.00	14.80	0.08	226	6.6	0.21	0.27
	including	93.20	98.60	5.40	0.07	330	9.6	0.32	0.36

QTA101		76.00	144.85	68.85	0.05	61	1.8	0.07	0.09
	including	98.00	121.10	23.10	0.06	111	3.2	0.12	0.16
	including	108.00	109.20	1.20	0.32	442	12.9	0.30	0.38

QTA102		100.00	151.90	51.90	0.10	81	2.4	0.07	0.10
		114.00	132.60	18.60	0.14	161	4.7	0.12	0.18
	including	118.00	122.50	4.50	0.30	399	11.6	0.26	0.37
	including	118.00	120.50	2.50	0.41	454	13.3	0.29	0.40

QTA103		110.00	175.60	65.60	0.08	62	1.8	0.06	0.08
	including	131.40	148.00	16.60	0.12	154	4.5	0.14	0.19
	including	146.40	146.75	0.35	0.28	1110	32.4	1.53	1.51
	including	174.93	175.60	0.67	0.21	413	12.1	0.24	0.36

QTA104		89.00	162.00	73.00	0.09	47	1.4	0.05	0.09
	including	130.00	137.05	7.05	0.06	163	4.8	0.18	0.22
	including	133.60	135.00	1.40	0.07	364	10.6	0.39	0.48
	including	158.15	158.85	0.70	0.56	569	16.6	0.54	2.61

QTA105		98.00	163.00	65.00	0.10	75	2.2	0.06	0.09
	including	120.85	159.00	38.15	0.09	110	3.2	0.09	0.13
	including	128.00	129.25	1.25	0.15	1189	34.7	0.62	1.03
	including	129.15	129.25	0.10	0.72	13345	389.7	7.30	12.45

QTA106		90.25	128.00	37.75	0.05	68	2.0	0.07	0.09
	including	103.60	120.00	16.40	0.08	110	3.2	0.12	0.15
	including	111.50	120.00	8.50	0.11	173	5.1	0.19	0.23

QTA107		116.00	179.30	63.30	0.04	65	1.9	0.06	0.08
	including	131.60	138.00	6.40	0.04	177	5.2	0.28	0.26
	including	177.00	178.70	1.70	0.58	612	17.9	0.09	0.34

QTA108		84.00	132.10	48.10	0.06	92	2.7	0.09	0.13
	including	101.95	119.20	17.25	0.11	199	5.8	0.22	0.30
		140.90	145.00	4.10	0.18	300	8.8	0.07	0.27
	including	144.00	144.35	0.35	1.45	2610	76.2	0.39	2.25

QTA109		12.00	26.00	14.00	0.16	12	0.3	0.00	0.01
		46.00	47.95	1.95	0.07	45	1.3	0.02	0.04

QTA110		153.00	180.00	27.00	0.23	11	0.3	0.00	0.01

QTA111		270.00	272.15	2.15	0.24	114	3.3	0.06	0.10
		278.00	281.00	3.00	0.37	56	1.6	0.05	0.14
	including	279.25	279.70	0.45	1.37	317	9.3	0.31	0.87